Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-273541 on Form F-10 and to the use of our report dated August 23, 2023 relating to the financial statements of New Pacific Metals Corp. appearing in this Annual Report on Form 40-F for the year ended June 30, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
September 22, 2023